Exhibit 99.1

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Years Ended December 31, 2015 and 2014 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2015 and 2014 and January 1, 2014, the related statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014 and January 1, 2014, and the results of its financial performance and its cash flows for the years ended December 31, 2015 and 2014, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

March 11, 2016

Notice to Readers

The accompanying financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2015		December 31, 2014 (Adjusted) (Note 5)		January 1, 2014 (Adjusted) (Note 5)
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 6)	$24,183,536	6	$19,005,916	4	$11,590,905	3
Financial assets at fair value through profit or loss (Notes 3 and 7)	14	—	—	—	—	—
Held-to-maturity financial assets (Notes 3 and 8)	1,880,739	—	3,456,747	1	4,264,104	1
Hedging derivative assets (Notes 3 and 20)	498	—	—	—	—	—
Trade notes and accounts receivable, net (Notes 3, 4 and 9)	24,733,620	6	24,465,210	6	21,647,860	5
Accounts receivable from related parties (Note 35)	850,925	—	694,170	—	676,870	—
Inventories (Notes 3, 4 and 10)	3,715,936	1	1,421,242	—	1,940,305	—
Prepayments (Notes 11 and 35)	1,804,103	—	1,870,752	—	1,655,940	—
Other current monetary assets (Notes 12 and 25)	2,546,371	1	2,315,131	1	3,652,337	1
Other current assets (Note 19)	2,121,398	—	3,075,076	1	3,600,113	1

Total current assets	61,837,140	14	56,304,244	13	49,028,434	11

NONCURRENT ASSETS
Available-for-sale financial assets (Notes 3 and 13)	3,163,466	1	3,822,521	1	2,886,662	1
Held-to-maturity financial assets (Notes 3 and 8)	2,139,801	—	4,027,522	1	7,501,743	2
Financial assets carried at cost (Notes 3 and 14)	2,135,647	—	2,221,260	—	2,271,293	1
Investments accounted for using equity method (Notes 3 and 15)	13,072,205	3	13,008,272	3	12,079,981	3
Property, plant and equipment (Notes 3, 4, 16 and 35)	290,072,562	67	296,206,403	68	296,558,810	68
Investment properties (Notes 3, 4 and 17)	7,827,630	2	7,546,079	2	7,331,372	2
Intangible assets (Notes 3, 4 and 18)	49,798,429	11	42,517,247	10	44,139,498	10
Deferred income tax assets (Notes 3 and 29)	1,608,111	—	1,431,901	—	1,229,994	—
Prepayments (Notes 11 and 35)	2,259,583	1	2,225,340	1	2,435,609	1
Other noncurrent assets (Note 19)	5,273,925	1	5,405,439	1	4,695,978	1

Total noncurrent assets	377,351,359	86	378,411,984	87	381,130,940	89

TOTAL	$439,188,499	100	$434,716,228	100	$430,159,374	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Hedging derivative liabilities (Notes 3 and 20)	$—	—	$283	—	$—	—
Trade notes and accounts payable (Note 21)	12,414,507	4	14,753,882	4	12,326,921	3
Payables to related parties (Note 35)	4,085,634	1	4,016,403	1	3,978,417	1
Current tax liabilities (Notes 3 and 29)	4,531,290	1	3,265,300	1	3,807,043	1
Other payables (Note 22)	22,932,024	5	22,347,429	5	24,656,238	6
Provisions (Notes 3 and 23)	20,572	—	7,037	—	778	—
Advance receipts (Note 24)	8,497,065	2	9,005,858	2	9,025,212	2
Other current liabilities	1,512,012	—	1,618,959	—	1,598,016	—

Total current liabilities	53,993,104	13	55,015,151	13	55,392,625	13

NONCURRENT LIABILITIES
Deferred income tax liabilities (Notes 3 and 29)	96,931	—	129,217	—	94,986	—
Provisions (Notes 3 and 23)	58,158	—	92,660	—	123,463	—
Customers’ deposits (Note 35)	4,642,735	1	4,698,206	1	4,809,692	1
Net defined benefit liabilities (Notes 3, 4 and 25)	7,026,445	1	6,400,692	1	5,411,459	1
Deferred revenue (Note 3)	3,590,685	1	3,441,751	1	3,659,029	1
Other noncurrent liabilities (Note 35)	1,040,513	—	484,401	—	352,257	—

Total noncurrent liabilities	16,455,467	3	15,246,927	3	14,450,886	3

Total liabilities	70,448,571	16	70,262,078	16	69,843,511	16

EQUITY (Note 26)
Common stocks	77,574,465	18	77,574,465	18	77,574,465	18

Additional paid-in capital	168,095,615	38	168,047,935	39	184,620,065	43

Retained earnings
Legal reserve	77,574,465	18	76,893,722	18	74,819,380	17
Special reserve	2,675,419	—	2,819,899	—	2,675,894	1
Unappropriated earnings	42,551,245	10	38,231,982	9	20,770,064	5

Total retained earnings	122,801,129	28	117,945,603	27	98,265,338	23

Other equity interest	268,719	—	886,147	—	(144,005)	—

Total equity	368,739,928	84	364,454,150	84	360,315,863	84

TOTAL	$439,188,499	100	$434,716,228	100	$430,159,374	100

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2015		2014 (Adjusted) (Note 5)
	Amount	%	Amount	%
REVENUES (Notes 27 and 35)	$201,993,986	100	$194,068,381	100
OPERATING COSTS (Notes 10 and 35)	123,128,370	61	120,454,885	62

GROSS PROFIT	78,865,616	39	73,613,496	38

OPERATING EXPENSES (Note 35)
Marketing	23,142,382	11	23,302,452	12
General and administrative	3,495,107	2	3,482,977	1
Research and development	3,455,604	2	3,483,405	2

Total operating expenses	30,093,093	15	30,268,834	15

OTHER INCOME AND EXPENSES (Note 28)	(28,898)	—	70,794	—

INCOME FROM OPERATIONS	48,743,625	24	43,415,456	23

NON-OPERATING INCOME AND EXPENSES
Interest income	260,885	—	254,636	—
Other income (Notes 28 and 35)	532,527	—	390,989	—
Other gains and losses (Notes 28 and 35)	(128,279)	—	115,241	—
Interest expenses	—	—	(6,268)	—
Share of the profit of subsidiaries, associates and joint ventures accounted for using equity method (Note 15)	1,385,675	1	1,611,147	1

Total non-operating income and expenses	2,050,808	1	2,365,745	1

INCOME BEFORE INCOME TAX	50,794,433	25	45,781,201	24
INCOME TAX EXPENSE (Notes 3 and 29)	7,988,705	4	7,169,145	4

NET INCOME	42,805,728	21	38,612,056	20

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans (Note 25)	(226,028)	—	(491,047)	—

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2015		2014 (Adjusted) (Note 5)
	Amount	%	Amount	%
Share of remeasurements of defined benefit pension plans of subsidiaries, associates and joint ventures (Note 15)	$(27,038)	—	$1,336	—
Income tax benefit relating to items that will not be reclassified to profit or loss (Note 29)	38,425	—	83,478	—

	(214,641)	—	(406,233)	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	26,254	—	128,325	—
Unrealized gain (loss) on available-for-sale financial assets (Note 26)	(659,055)	—	935,859	—
Cash flow hedges (Note 20)	781	—	(283)	—
Share of exchange differences arising from the translation of the foreign operations of subsidiaries, associates and joint ventures (Note 15)	4,561	—	12,375	—
Share of unrealized gain (loss) on available-for-sale financial assets of subsidiaries, associates and joint ventures (Note 15)	10,031	—	(46,124)	—

	(617,428)	—	1,030,152	—

Total other comprehensive income (loss), net of income tax	(832,069)	—	623,919	—

TOTAL COMPREHENSIVE INCOME	$41,973,659	21	$39,235,975	20

EARNINGS PER SHARE (Note 30)
Basic	$5.52		$4.98

Diluted	$5.50		$4.97

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

						Other Adjustments (Notes 20 and 26)
			Retained Earnings (Note 26)			Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets
	Common Stocks (Note 26)	Additional Paid-in Capital (Note 26)	Legal Reserve	Special Reserve	Unappropriated Earnings			Cash Flow Hedges	Total Equity
BALANCE, JANUARY 1, 2014	$77,574,465	$184,620,065	$74,819,380	$2,675,894	$20,744,024	$5,742	$(149,747)	$—	$360,289,823
Effect of retrospective application	—	—	—	—	26,040	—	—	—	26,040

BALANCE, JANUARY 1, 2014 AS ADJUSTED	77,574,465	184,620,065	74,819,380	2,675,894	20,770,064	5,742	(149,747)	—	360,315,863
Appropriation of 2013 earnings
Legal reserve	—	—	2,074,342	—	(2,074,342)	—	—	—	—
Special reserve	—	—	—	144,005	(144,005)	—	—	—	—
Cash dividends	—	—	—	—	(18,525,558)	—	—	—	(18,525,558)
Cash distributed from additional paid-in capital	—	(16,577,663)	—	—	—	—	—	—	(16,577,663)
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	5,533	—	—	—	—	—	—	5,533
Net income for the year ended December 31, 2014	—	—	—	—	38,612,056	—	—	—	38,612,056
Other comprehensive income (loss) for the year ended December 31, 2014	—	—	—	—	(406,233)	140,700	889,735	(283)	623,919

Total comprehensive income for the year ended December 31, 2014	—	—	—	—	38,205,823	140,700	889,735	(283)	39,235,975

BALANCE, DECEMBER 31, 2014	77,574,465	168,047,935	76,893,722	2,819,899	38,231,982	146,442	739,988	(283)	364,454,150
Appropriation of 2014 earnings
Legal reserve	—	—	680,743	—	(680,743)	—	—	—	—
Special reserve	—	—	—	(144,005)	144,005	—	—	—	—
Cash dividends	—	—	—	—	(37,673,263)	—	—	—	(37,673,263)
Reversal of special reserve recognized from land disposal	—	—	—	(475)	475	—	—	—	—
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	47,680	—	—	(62,298)	—	—	—	(14,618)
Net income for the year ended December 31, 2015	—	—	—	—	42,805,728	—	—	—	42,805,728
Other comprehensive income (loss) for the year ended December 31, 2015	—	—	—	—	(214,641)	30,815	(649,024)	781	(832,069)

Total comprehensive income for the year ended December 31, 2015	—	—	—	—	42,591,087	30,815	(649,024)	781	41,973,659

BALANCE, DECEMBER 31, 2015	$77,574,465	$168,095,615	$77,574,465	$2,675,419	$42,551,245	$177,257	$90,964	$498	$368,739,928

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2015	2014 (Adjusted)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$50,794,433	$45,781,201
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	29,800,486	31,292,222
Amortization	3,029,335	2,189,300
Provision for doubtful accounts	498,610	311,281
Interest expenses	—	6,268
Interest income	(260,885)	(254,636)
Dividend income	(207,419)	(67,441)
Share of the profit of subsidiaries, associates and joint ventures accounted for using equity method	(1,385,675)	(1,611,147)
Gain on disposal of investments accounted for using equity method	(7,409)	—
Provision for inventory and obsolescence	163,221	234,765
Impairment loss on property, plant and equipment	138,093	—
Reversal of impairment loss on investment properties	(142,047)	—
Impairment loss on financial assets carried at cost	77,018	—
Loss (gain) on disposal of property, plant and equipment	32,852	(70,794)
Valuation gain on financial assets and liabilities at fair value through profit or loss, net	(14)	—
Loss (gain) on foreign exchange, net	67,702	(164,040)
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(732,636)	(3,094,209)
Accounts receivable from related parties	(156,755)	(17,300)
Inventories	(2,457,915)	284,298
Other current monetary assets	(282,052)	1,357,793
Prepayments	32,406	(4,543)
Other current assets	953,678	525,037
Increase (decrease) in:
Trade notes and accounts payable	(2,336,022)	2,469,273
Payables to related parties	69,231	37,986
Other payables	1,196,476	(1,714,013)
Provisions	(20,967)	(24,544)
Advance receipts	210,089	(19,354)
Other current liabilities	(101,748)	12,957
Deferred revenue	148,934	(217,278)
Net defined benefit liabilities	399,725	498,186

Cash generated from operations	79,520,745	77,741,268
Interest paid	—	(6,268)
Income tax paid	(6,892,786)	(7,795,086)

Net cash provided by operating activities	72,627,959	69,939,914

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2015	2014 (Adjusted)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of negotiable certificate of deposits with maturities of more than three months	$(11,200,000)	$—
Proceeds from disposal of negotiable certificate of deposits with maturities of more than three months	11,200,000	—
Acquisition of held-to-maturity financial assets	(1,002,167)	—
Proceeds from disposal of held-to-maturity financial assets	4,450,000	4,257,500
Acquisition of financial assets carried at cost	(29,077)	(33,859)
Capital reduction of financial assets carried at cost	37,672	83,892
Acquisition of investments accounted for using equity method	—	(261,918)
Proceeds from disposal of investments accounted for using equity method	10,848	—
Acquisition of property, plant and equipment	(24,626,617)	(31,682,294)
Proceeds from disposal of property, plant and equipment	—	121,883
Acquisition of intangible assets	(10,310,517)	(567,049)
Decrease (increase) in other noncurrent assets	118,315	(725,469)
Interest received	302,462	308,361
Cash dividends received from others	207,419	—
Cash dividends received from subsidiaries, associates and joint ventures accounted for using equity method	1,317,493	1,046,219

Net cash used in investing activities	(29,524,169)	(27,452,734)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in repurchase agreement collateralized by bonds	—	13,000,000
Decrease in repurchase agreement collateralized by bonds	—	(13,000,000)
Decrease in customers’ deposits	(90,137)	(103,499)
Increase (decrease) in other noncurrent liabilities	(162,770)	134,551
Cash dividends and cash distributed from additional paid-in capital	(37,673,263)	(35,103,221)

Net cash used in financing activities	(37,926,170)	(35,072,169)

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,177,620	7,415,011
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	19,005,916	11,590,905

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$24,183,536	$19,005,916

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of the Company were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as the Company which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, the Company is subject to additional regulations imposed by the ROC.

Effective August 12, 2005, the MOTC completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of the Company’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of the Company by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The financial statements are presented in the Company’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the Board of Directors on March 11, 2016.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompanying financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers (the “Regulations”).

Basis of Preparation

The financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at revalued amounts or fair values.

When preparing the accompanying financial statements, the Company used equity method to account for its investment in subsidiaries, associates and joint ventures. In order for the amounts of the net profit, other comprehensive income and total equity in the parent company only financial statements to be the same with those amounts attributable to the owner of the Company in its consolidated financial statements, adjustments arising from the differences in accounting treatment between parent company only basis and consolidated basis were made to the captions of “investments accounted for using equity method”, “share of profit (loss) of subsidiaries, associates and joint ventures accounted for using equity method”, “share of other comprehensive income of subsidiaries, associates and joint ventures accounted for using equity method” and related equity items, as appropriate, in the parent company only financial statements.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as noncurrent.

Foreign Currencies

In preparing the Company’s financial statements, transactions in currencies other than the Company’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purposes of presenting financial statements, the assets and liabilities of the Company’s foreign operations (including of the subsidiaries, associates and joint ventures in other countries or currencies used different with the Company) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income.

Cash Equivalents

Cash equivalents include commercial paper, time deposits and negotiable certificate of deposit with original maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Investments Accounted for Using Equity Method

Investments in subsidiaries, associates and joint ventures are accounted for using equity method.

a.	Investment in subsidiaries

Subsidiaries are the entities controlled by the Company.

Under the equity method, the investment in subsidiaries is initially recognized at cost and the increase or decrease of carrying amount reflects the recognition of the Company’s share of the profit or loss and other comprehensive income of the subsidiaries after the date of acquisition. Besides, the Company also recognizes the Company’s share of the change in other equity of the subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company’s loss of control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amounts of the investment of the subsidiaries and the fair value of the consideration paid or received is recognized directly in equity.

The acquisition cost in excess of the acquisition-date fair value of the identifiable net assets acquired is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. The acquisition-date fair value of the net identifiable assets acquired in excess of the acquisition cost is recognized immediately in profit or loss.

Unrealized profits and losses from downstream transactions with a subsidiary are eliminated in full. Profits and losses from upstream transactions with a subsidiary and sidestream transactions between subsidiaries are recognized in the Company’s financial statements only to the extent of interests in the subsidiary that are not related to the Company.

b.	Investments in associates and joint ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments accounted for using the equity method include investments in associates and interests in joint ventures. Under the equity method, an investment in an associate or a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognizes its share in changes in the associates and joint ventures.

When the Company subscribes for additional new shares of the associate and joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets and liabilities of an associate and a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Company’s financial statements only to the extent of interests in the associate and joint venture that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. The estimated useful lives, residual values and depreciation method are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the sales proceeds and the carrying amount of the asset is recognized in profit or loss.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

On derecognition of the investment properties, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Intangible Assets

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

Impairment of Tangible and Intangible Assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

a)	Financial assets at fair value through profit and loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend or interest earned on the financial asset.

b)	Held-to-maturity financial assets

The Company invests in bank debentures and corporate bonds with specific credit ratings and the Company has positive intent and ability to hold to maturity, are classified as held-to-maturity investments.

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment loss.

c)	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables, held-to-maturity financial assets or financial assets at fair value through profit or loss.

The Company invests in listed stocks and unlisted stocks. Among these investments, those that have a quoted market price in an active market are classified as AFS and measured at fair value at the end of each reporting period; the others that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period by presenting in a separate line item as financial assets carried at cost. If, in a subsequent period, the fair value of the financial assets can be reliably measured, the financial assets are remeasured at fair value. The difference between the carrying amount and the fair value is recognized in other comprehensive income. Any impairment losses are recognized in profit or loss.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income and will be reclassified to profit or loss when the investment is disposed of or is determined to be impaired.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

d)	Loans and receivables

Loans and receivables (including cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other financial assets and refundable deposits) are measured at amortized cost using the effective interest method, less any impairment loss, except for short-term receivables when the effect of discounting is immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as held-to-maturity financial assets, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is mainly based on the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For AFS equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

For financial assets that are carried at cost, the amount of the impairment loss is mainly measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade notes and accounts receivable and other receivables, where the carrying amount is reduced through the use of an allowance account. When a trade note and accounts receivable and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade notes and accounts receivable and other receivables that are written off against the allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions for the expected cost of warranty obligations are recognized at the date of sale of the relevant products, at the best estimate of the expenditure required to settle the Company’s obligation by the management of the Company.

Revenue Recognition

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

a.	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

b.	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

c.	The amount of revenue can be measured reliably;

d.	It is probable that the economic benefits associated with the transaction will flow to the Company; and

e.	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade notes and accounts receivable due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from products and air time in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount that is not contingent upon the delivery of products.

Services revenue is recognized when service provided. Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established under the premises when it is probable that the economic benefit related to the transactions will flow to the Company and that the revenue can be reasonably measured.

Interest income from a financial asset is recognized when it is probable that the economic benefits related to the transactions will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leasing

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Employee Benefits

a.	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

b.	Retirement benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and gains or losses on settlements) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising (a) actuarial gains and losses; and (b) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

c.	Other long-term employee benefits

Other long-term employee benefits are accounted for in the same way as the accounting required for defined benefit plan except that remeasurement is recognized in profit or loss.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

According to the Income Tax Law, an additional tax at 10% of unappropriated earnings is provided for as income tax in the year the shareholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Company’s financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and unused tax credits from purchases of machinery, equipment and technology and research and development expenditures to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

a.	Impairment of trade notes and accounts receivable

When there is objective evidence showed indications of impairment, the Company considers the estimation of future cash flows. The amount of impairment will be measured at the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, as the impact from the discount of short-term receivables is not material, the impairment of short-term receivables is measured at the difference between the carrying amount and the estimated undiscounted future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise.

b.	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is calculated as the estimated selling price less the estimated selling costs. Comparison of net realizable value and cost is determined on an item by item basis, except those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

c.	Impairment of tangible and intangible assets

When an indication of impairment is assessed with objective evidence, the Company considers whether the recoverable amount of an asset is less than its carrying amount and recognizes the impairment loss based on difference between the recoverable amount and its carrying amount. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

d.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies” “Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

e.	Recognition and measurement of defined benefit plans

Accrued pension liabilities and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) endorsed by the Financial Supervisory Commission (FSC) (collectively, “2013 Taiwan-IFRSs version”) in issue.

According to Rule No. 1030029342 and Rule No. 1030010325 issued by the FSC, the 2013 Taiwan-IFRS version endorsed by the FSC and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers should be adopted by the Company starting 2015.

The Company believes that as a result of the adoption of aforementioned 2013 Taiwan-IFRSs version and the related amendments to the revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the following items have impacted the Company’s financial statements:

1)	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than in the previous standards. Refer to Note 15 for related disclosures.

2)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than the previous guidance. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy previously required for financial instruments only before the adoption of IFRS 13 is extended by IFRS 13 to cover all assets and liabilities within its scope. Refer to Notes 17 and 34 for related disclosures.

3)	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 requires items of other comprehensive income to be grouped into those items that (1) will not be reclassified subsequently to profit or loss; and (2) may be reclassified subsequently to profit or loss. Income taxes on related items of other comprehensive income are grouped on the same basis. Previously, there were no such requirements.

The Company retrospectively applied the above amendments starting in 2015. The items that will not be reclassified subsequently to profit or loss include remeasurements of defined benefit pension plans, the share of remeasurements of defined benefit pension plans of subsidiaries, associates and joint ventures as well as the related income tax on such items. Items that may be reclassified subsequently to profit or loss include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of subsidiaries, associates and joint ventures as well as the related income tax on items of other comprehensive income (except for the share of remeasurements of defined benefit pension plans of subsidiaries, associates and joint ventures). However, the application of the above amendments did not have any impact on the net income, other comprehensive income (net of income tax), and total comprehensive income.

4)	Revision to IAS 19 “Employee Benefits”

The revised IAS 19 change the accounting for defined benefit plans, which require the Company to recognize changes in defined benefit obligations or assets and to disclose the components of the defined benefit costs. According to the revision, the past service cost is expensed immediately when incurred and no longer amortized over the average period before vested on a straight-line basis. In addition, the revised IAS 19 introduces certain changes in the presentation of the defined benefit cost, and also includes more extensive disclosures.

On initial application of the revised IAS 19, the cumulative adjustments in employee benefit costs on and before December 31, 2013 resulting from the retrospective application are adjusted to net defined benefit liabilities, deferred tax assets and retained earnings as of January 1, 2014.

On initial application of the revised IAS 19, the Company’s deferred income tax assets increased by $829 thousand, investments accounted for using equity method decreased by $72 thousand and net defined benefit liabilities increased by $4,877 thousand as of December 31, 2015. For the year ended December 31, 2015, pension cost increased by $4,877 thousand which caused an increase in operating expenses, share of the profit of subsidiaries, associates and joint ventures accounted for using equity method decreased by $72 thousand and income tax expenses decreased by $829 thousand.

As a result of the retrospective application of the revised IAS 19, the Company’s deferred income tax asset decreased by $4,208 thousand and $5,037 thousand, investments accounted for using equity method increased by $1,373 thousand and $1,445 thousand, net defined benefit liabilities decreased by $24,755 thousand and $29,632 thousand, and retained earnings increased by $21,920 thousand and $26,040 thousand as of December 31, 2014 and January 1, 2014, respectively. For the year ended December 31, 2014, pension cost increased by $4,877 thousand, which caused an increase in operating expenses, share of the profit of subsidiaries, associates and joint ventures accounted for using equity method decreased by $72 thousand and income tax expenses decreased by $829 thousand.

b.	The IFRSs issued by International Accounting Standard Board (“IASB”) but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the financial statements were authorized for issue, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 (Note 2)

Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014

Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 3)

IFRS 9	Financial Instruments	January 1, 2018

Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB

Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendment to IFRS 11	Acquisitions of Interests in Joint Operations	January 1, 2016

IFRS 14	Regulatory Deferral Accounts	January 1, 2016

IFRS 15	Revenue from Contracts with Customers	January 1, 2018

IFRS 16	Leases	January 1, 2019

Amendment to IAS 1	Disclosure Initiative	January 1, 2016

Amendment to IAS 7	Disclosure Initiative	January 1, 2017
Amendment to IAS 12	Deferred Tax: Recovery of Underlying Assets	January 1, 2017

Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016

Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014

Amendment to IAS 27	Equity Method in Separate Financial Statements	January 1, 2016

Amendment to IAS 36	Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets	January 1, 2014

Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

IFRIC 21	Levies	January 1, 2014

(Concluded)

Note 1:	Unless stated otherwise, the above amendments and interpretations are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendment to IFRS 2 applies to share-based payment transactions with grant date on or after July 1, 2014; the amendment to IFRS 3 applies to business combinations with acquisition date on or after July 1, 2014; the amendment to IFRS 13 is effective immediately; the remaining amendments are effective for annual periods beginning on or after July 1, 2014.

Note 3:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following, the initial application of the above new standards and interpretations will not have any material impact on the Company’s financial statements:

1)	IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

a)	Identify the contract with the customer;

b)	Identify the performance obligations in the contract;

c)	Determine the transaction price;

d)	Allocate the transaction price to the performance obligations in the contracts; and

e)	Recognize revenue when the entity satisfies a performance obligation.

Upon the application of IFRS 15, the Company will allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Incremental costs of obtaining a contract will be recognized as an asset to the extent the Company expects to recover those costs. Such asset will be amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. This will lead to the later recognition of charges for certain customer-obtaining costs.

When IFRS 15 is effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

2)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability and discloses such amounts in the footnotes; interest is computed by using effective interest method. On the statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Company as lessor.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the abovementioned impact, as of the date the financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2015	2014
Cash
Cash on hand	$209,612	$197,004
Bank deposits	3,349,514	2,869,466

	3,559,126	3,066,470

Cash equivalents (investments with maturities of less than three months)
Commercial paper	10,955,160	13,339,446
Time deposits	2,069,250	—
Negotiable certificate of deposit	7,600,000	2,600,000

	20,624,410	15,939,446

	$24,183,536	$19,005,916

The annual yield rates of bank deposits, commercial paper, time deposits and negotiable certificate of deposit were as follows:

December 31
	2015	2014
Bank deposits	0.00%-0.32%	0.00%-0.22%
Commercial paper	0.37%-0.41%	0.58%-0.65%
Time deposits	0.60%-0.79%	—
Negotiable certificate of deposit	0.36%-0.45%	0.72%-0.80%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2015	2014
Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$14	$—

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)
December 31, 2015
Forward exchange contracts—buy	EUR/NT$	2016.03-06	EUR18,301/NT$	658,545

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

8.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2015	2014
Corporate bonds	$3,870,540	$6,533,527
Bank debentures	150,000	950,742

	$4,020,540	$7,484,269

Current	$1,880,739	$3,456,747
Noncurrent	2,139,801	4,027,522

	$4,020,540	$7,484,269

The related information of corporate bonds and bank debentures as of balance sheet dates was as follows:

	December 31
	2015	2014
Corporate bonds
Par value	$3,865,000	$6,515,000

Nominal interest rate	1.18%-2.49%	1.15%-2.49%
Effective interest rate	1.15%-1.54%	1.15%-1.58%
Average remaining maturity life	1.04 years	1.34 years
Bank debentures
Par value	$150,000	$950,000

Nominal interest rate	1.25%	1.25%-1.60%
Effective interest rate	1.25%	1.15%-1.40%
Average remaining maturity life	1.41 years	0.75 year

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2015	2014
Trade notes and accounts receivable	$26,015,189	$25,481,402
Less: Allowance for doubtful accounts	(1,281,569)	(1,016,192)

	$24,733,620	$24,465,210

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging analysis for trade notes and accounts receivable as of balance sheet dates were as follows:

	December 31
	2015	2014
Non-overdue	$23,857,773	$22,825,568
Less than 30 days	595,876	603,081
31-60 days	329,734	155,068
61-90 days	142,252	73,612
91-120 days	132,684	65,084
121-180 days	116,772	62,678
More than 181 days	840,098	1,696,311

	$26,015,189	$25,481,402

The above aging analysis was based on days overdue.

The Company did not have the receivables that were past due but not impaired as of December 31, 2015 and 2014.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance on January 1, 2014	$221,164	$666,648	$887,812
Add: Provision for doubtful accounts	43,024	234,951	277,975
Deduct: Amounts written off	—	(149,595)	(149,595)

Balance on December 31, 2014	264,188	752,004	1,016,192
Add: Provision for doubtful accounts	60,330	399,950	460,280
Deduct: Amounts written off	—	(194,903)	(194,903)

Balance on December 31, 2015	$324,518	$957,051	$1,281,569

10.	INVENTORIES

	December 31
	2015	2014
Merchandise	$2,995,984	$625,471
Project in process	719,952	795,771

	$3,715,936	$1,421,242

The operating costs related to inventories were $21,767,819 thousand (including the valuation loss on inventories of $163,221 thousand) and $13,394,462 thousand (including the valuation loss on inventories of $234,765 thousand) for the years ended December 31, 2015 and 2014, respectively.

11.	PREPAYMENTS

	December 31
	2015	2014
Prepaid rents	$3,218,442	$3,177,338
Others	845,244	918,754

	$4,063,686	$4,096,092

Current
Prepaid rents	$958,859	$951,998
Others	845,244	918,754

	$1,804,103	$1,870,752

Noncurrent
Prepaid rents	$2,259,583	$2,225,340

12.	OTHER CURRENT MONETARY ASSETS

	December 31
	2015	2014
Negotiable certificates of deposit with maturities of more than three months	$1,650,000	$1,650,000
Others	896,371	665,131

	$2,546,371	$2,315,131

The annual yield rates of negotiable certificates of deposit with maturities of more than three months at balance sheet dates were as follows:

	December 31
	2015	2014
Negotiable certificate of deposit with maturities of more than three months	0.81%	0.86%

13.	AVAILABLE-FOR-SALE FINANCIAL ASSETS—NONCURRENT

	December 31
	2015	2014
Equity securities
Domestic listed stocks	$3,163,466	$3,822,521

14.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2015	2014
Non-listed stocks
Domestic	$1,884,716	$1,987,406
Foreign	250,931	233,854

	$2,135,647	$2,221,260

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 34). Since the fair value cannot be reliably measured due to the range of reasonable fair value estimates was so significant, the above non-listed stocks investments owned by the Company were carried at costs less any impairment losses at the balance sheet dates.

After the Company evaluated the financial positions and future operating results of aforementioned investments, the Company concluded some of its investments that have ceased operations were fully impaired, and recognized an impairment loss of $77,018 thousand for the year ended December 31, 2015. There was no indication of impairment during the year ended December 31, 2014.

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2015	2014 (Adjusted)
Investments in subsidiaries	$11,378,071	$11,470,867
Investments in associates	1,466,755	1,280,739
Investments in joint ventures	227,379	256,666

	$13,072,205	$13,008,272

a.	Investments in subsidiaries

Investments in subsidiaries were as follows:

	Carrying Amount
	December 31
	2015	2014 (Adjusted)
Listed
Senao International Co., Ltd. (“SENAO”)	$1,667,980	$1,633,098
Non-listed
Light Era Development Co., Ltd. (“LED”)	3,849,489	4,351,696
Donghwa Telecom Co., Ltd. (“DHT”)	1,608,311	1,570,679
Chunghwa Investment Co., Ltd. (“CHI”)	764,488	567,677
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	745,854	781,368

(Continued)

	Carrying Amount
	December 31
	2015	2014 (Adjusted)
CHIEF Telecom Inc. (“CHIEF”)	$742,049	$665,287
Chunghwa System Integration Co., Ltd. (“CHSI”)	677,017	717,640
Honghwa International Co., Ltd. (“HHI”)	389,321	221,762
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	250,952	280,813
Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	187,239	183,186
Chunghwa Telecom Global, Inc. (“CHTG”)	155,145	135,478
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	140,627	137,819
Spring House Entertainment Tech. Inc. (“SHE”)	95,007	123,523
Smartfun Digital Co., Ltd. (“SFD”)	64,255	60,769
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	38,648	30,679
Chunghwa Sochamp Technology Inc. (“CHST”)	1,689	9,393
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	—

	$11,378,071	$11,470,867

(Concluded)

At the end of the reporting periods, the percentages of ownership and voting rights in subsidiaries held by the Company were as follows:

	% of Ownership and Voting Right
	December 31
	2015	2014
Senao International Co., Ltd. (“SENAO”)	29	28
Light Era Development Co., Ltd. (“LED”)	100	100
Donghwa Telecom Co., Ltd. (“DHT”)	100	100
Chunghwa Investment Co., Ltd. (“CHI”)	89	89
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	100	100
CHIEF Telecom Inc. (“CHIEF”)	69	69
Chunghwa System Integration Co., Ltd. (“CHSI”)	100	100
Honghwa International Co., Ltd. (“HHI”)	100	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	100	100
Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	100	100
Chunghwa Telecom Global, Inc. (“CHTG”)	100	100
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	100	100
Spring House Entertainment Tech. Inc. (“SHE”)	56	56
Smartfun Digital Co., Ltd. (“SFD”)	65	65
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	100	100
Chunghwa Sochamp Technology Inc. (“CHST”)	51	51
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	100	100

The Company owns 29% equity shares of SENAO. However, the Company has four out of seven seats of the Board of Directors of SENAO through the support of large beneficial shareholders. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements. The Company’s equity ownership of SENAO increased due to SENAO’s purchase of its treasury stock in June 2015 and July 2015.

The Company increased its investment in Prime Asia by $27,185 thousand and $10,000 thousand in January 2014 and May 2014, respectively. Prime Asia is operating as an investment company.

The Company increased its investment in CHTV by $45,248 thousand in April 2014. CHTV engages mainly in providing information and communications technology, international circuit and intelligent energy network service.

The Company established New Prospect in March 2006. The holding company plans to operate as an investment company and the Company has invested US$1 in the holding company as of December 31, 2015.

For the details of the subsidiaries indirectly held by the Company, please refer to Note 38.

The Company’s share of profit (loss) and other comprehensive income (loss) of the subsidiaries was recognized based on the audited financial statements.

b.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2015	2014
Non-listed
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	$374,487	$237,097
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	315,762	277,700
International Integrated System, Inc. (“IISI”)	301,861	293,809
Skysoft Co., Ltd. (“SKYSOFT”)	137,792	138,868
KingwayTek Technology Co., Ltd. (“KWT”)	119,419	89,527
So-net Entertainment Taiwan Limited (“So-net”)	105,844	99,525
Taiwan International Ports Logistics Corporation (“TIPL”)	68,927	78,981
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	27,327	44,942
Alliance Digital Tech Co., Ltd. (“ADT”)	15,336	20,290

	$1,466,755	$1,280,739

At the end of the reporting periods, the percentages of ownership and voting rights in associates held by the Company were as follows:

	% of Ownership and Voting Right
	December 31
	2015	2014
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
International Integrated System, Inc. (“IISI”)	33	33
Skysoft Co., Ltd. (“SKYSOFT”)	30	30
KingwayTek Technology Co., Ltd. (“KWT”)	26	27
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	18	18
Alliance Digital Tech Co., Ltd. (“ADT”)	13	13

None of the above associates is considered individually material to the Company. Aggregate information of associates that are not individually material was as follows:

	Year Ended December 31
	2015	2014
The Company’s share of the profit	$586,769	$448,316
The Company’s share of other comprehensive income	(21,317)	2,563

The Company’s share of total comprehensive income	$565,452	$450,879

The Company did not participate in the capital increase of KWT in August 2014 and November 2014 and the ownership interest decreased to 27% after the capital increase of KWT. The Company sold its partial ownership interest in KWT in January 2015. The gain on disposal of KWT was $7,409 thousand and the ownership interest decreased to 26% after the disposal.

The Company and Taiwan International Ports Corporation, Ltd. established TIPL in October, 2014. The Company invested $80,000 thousand cash and held 27% ownership of TIPL. TIPL engages mainly in logistics service of increasing cargo movement efficiency.

The Company, President Chain Store Corporation and EasyCard Corporation established DZIM in May 2011. DZIM increased its capital in April 2014 and June 2014. The Company participated in the capital increase of DZIM by investing $49,485 thousand in April 2014 and the ownership interest increased to 18%. DZIM engages mainly in information technology service and general advertisement service.

The Company, Taiwan Mobile Corporation, Asia Pacific Telecom, Vibo Telecom, EasyCard Corporation and Far EasTone Telecommunications established an associate, ADT, in November 2013. The Company invested $30,000 thousand cash and held 19% ownership of ADT. Based on the share of capital commitments, the Company has one out of five seats in the Board of Directors; therefore it has significant influence over ADT. The Company did not participate in the capital increase of ADT in April 2014 and October 2014 and the ownership interest decreased to 13% after the capital increase of ADT. The Company still has one out of five seats in the Board of Directors; therefore it remains significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

The Company’s share of profit (loss) and other comprehensive income (loss) of the associates was recognized based on the audited financial statements.

c.	Investments in joint ventures

Investments in joint ventures were as follows:

	Carrying Amount		% of Ownership and Voting Rights
	December 31		December 31
	2015	2014	2015	2014
Non-listed
Huada Digital Corporation (“HDD”)	$206,737	$218,825	50	50
Chunghwa Benefit One Co., Ltd (“CBO”)	20,642	37,841	50	50

	$227,379	$256,666

The Company invested in CBO in February 2014 at $50,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interest was held by Benefit One Asia Pte. Ltd. (“BOA”), and each obtained half of director seats. Thus, neither the Company nor BOA obtained control over CBO. CBO engages mainly in e-commerce business for employees of corporate members and personal customers.

None of the above joint ventures is considered individually material to the Company. Summarized financial information of joint ventures that was not material to the Company was as follows:

	Year Ended December 31
	2015	2014
The Company’s share of loss	$(29,499)	$(20,838)
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$(29,499)	$(20,838)

The Company’s share of losses of the joint ventures was recognized based on the audited financial statements.

16.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
Cost
Balance on January 1, 2014	$100,386,480	$1,546,906	$65,483,192	$15,578,765	$680,109,597	$3,740,107	$7,270,725	$22,841,104	$896,956,876
Additions	—	—	—	5,115	1,064	985	23,423	31,177,523	31,208,110
Disposal	(26,103)	(12,397)	(11,211)	(1,793,267)	(19,187,964)	(75,601)	(394,322)	—	(21,500,865)
Other	228,752	23,035	(111,784)	1,116,557	30,955,611	154,341	529,717	(33,123,546)	(227,317)

Balance on December 31, 2014	$100,589,129	$1,557,544	$65,360,197	$14,907,170	$691,878,308	$3,819,832	$7,429,543	$20,895,081	$906,436,804

Accumulated depreciation and impairment
Balance on January 1, 2014	$—	$(1,104,399)	$(21,571,531)	$(11,275,315)	$(559,239,106)	$(1,669,138)	$(5,538,577)	$—	$(600,398,066)
Depreciation expenses	—	(53,421)	(1,190,680)	(1,426,803)	(27,450,039)	(597,752)	(559,420)	—	(31,278,115)
Disposal	—	12,397	9,916	1,790,918	19,175,721	75,596	382,820	—	21,447,368
Other	—	(11)	32,817	(32,932)	18,185	(12,511)	(7,136)	—	(1,588)

Balance on December 31, 2014	$—	$(1,145,434)	$(22,719,478)	$(10,944,132)	$(567,495,239)	$(2,203,805)	$(5,722,313)	$—	$(610,230,401)

Balance on January 1, 2014, net	$100,386,480	$442,507	$43,911,661	$4,303,450	$120,870,491	$2,070,969	$1,732,148	$22,841,104	$296,558,810

Balance on December 31, 2014, net	$100,589,129	$412,110	$42,640,719	$3,963,038	$124,383,069	$1,616,027	$1,707,230	$20,895,081	$296,206,403

Cost
Balance on January 1, 2015	$100,589,129	$1,557,544	$65,360,197	$14,907,170	$691,878,308	$3,819,832	$7,429,543	$20,895,081	$906,436,804
Additions	—	—	—	12,819	777	—	11,334	23,952,164	23,977,094
Disposal	—	(94)	(10,607)	(1,044,796)	(12,990,341)	(69,237)	(312,156)	—	(14,427,231)
Other	(45,688)	17,820	124,607	679,945	23,132,082	59,878	348,360	(24,472,929)	(155,925)

Balance on December 31, 2015	$100,543,441	$1,575,270	$65,474,197	$14,555,138	$702,020,826	$3,810,473	$7,477,081	$20,374,316	$915,830,742

Accumulated depreciation and impairment
Balance on January 1, 2015	$—	$(1,145,434)	$(22,719,478)	$(10,944,132)	$(567,495,239)	$(2,203,805)	$(5,722,313)	$—	$(610,230,401)
Depreciation expenses	—	(53,432)	(1,199,629)	(1,424,239)	(26,023,104)	(598,083)	(483,636)	—	(29,782,123)
Disposal	—	94	10,171	1,039,586	12,977,588	69,237	297,703	—	14,394,379
Impairment loss	—	—	—	—	(138,093)	—	—	—	(138,093)
Other	—	(4,637)	40,955	(471)	(1,174)	(13,353)	(23,262)	—	(1,942)

Balance on December 31, 2015	$—	$(1,203,409)	$(23,867,981)	$(11,329,256)	$(580,680,022)	$(2,746,004)	$(5,931,508)	$—	$(625,758,180)

Balance on January 1, 2015, net	$100,589,129	$412,110	$42,640,719	$3,963,038	$124,383,069	$1,616,027	$1,707,230	$20,895,081	$296,206,403

Balance on December 31, 2015, net	$100,543,441	$371,861	$41,606,216	$3,225,882	$121,340,804	$1,064,469	$1,545,573	$20,374,316	$290,072,562

Due to technology upgrade, some telecommunications equipment became obsolete. The Company evaluated and concluded the recoverable amount determined on the basis of value in use of aforementioned telecommunications equipment was nil and recognized an impairment loss of $138,093 thousand for the year ended December 31, 2015. The impairment loss was included in other income and expenses in the statements of comprehensive income. There was no indication of impairment during the year ended December 31, 2014.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvement	8-30 years
Buildings
Main building	35-60 years
Other building facilities	4-10 years
Computer equipment	5-6 years
Telecommunications equipment
Telecommunication circuits	9-15 years
Telecommunication machinery and antennas equipment	5-10 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	8-16 years
Others	3-10 years

17.	INVESTMENT PROPERTIES

Investment Properties
Cost
Balance on January 1, 2014	$8,561,743
Reclassification	246,533

Balance on December 31, 2014	$8,808,276

Accumulated depreciation and impairment
Balance on January 1, 2014	$(1,230,371)
Depreciation expense	(14,107)
Reclassification	(17,719)

Balance on December 31, 2014	$(1,262,197)

Balance on January 1, 2014, net	$7,331,372

Balance on December 31, 2014, net	$7,546,079

Cost
Balance on January 1, 2015	$8,808,276
Disposal	(126)
Reclassification	175,066

Balance on December 31, 2015	$8,983,216

(Continued)

Investment Properties
Accumulated depreciation and impairment
Balance on January 1, 2015	$(1,262,197)
Depreciation expense	(18,363)
Disposal	126
Reclassification	(17,199)
Reversal of impairment loss	142,047

Balance on December 31, 2015	$(1,155,586)

Balance on January 1, 2015, net	$7,546,079

Balance on December 31, 2015, net	$7,827,630

(Concluded)

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount. Therefore, the Company recognized a reversal of impairment loss of $142,047 thousand for the year ended December 31, 2015 and the amount was recognized only to the extent of the impairment losses that had been recognized in prior years. The reversal of impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair value of the Company’s investment properties as of December 31, 2015 and 2014 was determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2015	2014
Fair value	$17,456,849	$16,939,399

Overall capital interest rate	1.49%-2.28%	1.54%-2.36%
Profit margin ratio	10%-20%	10%-20%
Discount rate	1.21%	1.36%
Capitalization rate	0.44%-1.69%	0.44%-1.65%

All of the Company’s investment properties are held under freehold interest.

18.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Others	Total
Cost
Balance on January 1, 2014	$49,254,000	$2,492,296	$5,758	$51,752,054
Additions—acquired separately	—	566,057	992	567,049
Disposal	—	(55,895)	(29)	(55,924)

Balance on December 31, 2014	$49,254,000	$3,002,458	$6,721	$52,263,179

Accumulated amortization and impairment
Balance on January 1, 2014	$(6,435,956)	$(1,173,456)	$(3,144)	$(7,612,556)
Amortization expenses	(1,667,877)	(520,682)	(741)	(2,189,300)
Disposal	—	55,895	29	55,924

Balance on December 31, 2014	$(8,103,833)	$(1,638,243)	$(3,856)	$(9,745,932)

Balance on January 1, 2014, net	$42,818,044	$1,318,840	$2,614	$44,139,498

Balance on December 31, 2014, net	$41,150,167	$1,364,215	$2,865	$42,517,247

Cost
Balance on January 1, 2015	$49,254,000	$3,002,458	$6,721	$52,263,179
Additions—acquired separately	9,955,000	354,285	1,232	10,310,517
Disposal	—	(371,700)	(1,983)	(373,683)

Balance on December 31, 2015	$59,209,000	$2,985,043	$5,970	$62,200,013

Accumulated amortization and impairment
Balance on January 1, 2015	$(8,103,833)	$(1,638,243)	$(3,856)	$(9,745,932)
Amortization expenses	(2,503,967)	(524,599)	(769)	(3,029,335)
Disposal	—	371,700	1,983	373,683

Balance on December 31, 2015	$(10,607,800)	$(1,791,142)	$(2,642)	$(12,401,584)

Balance on January 1, 2015, net	$41,150,167	$1,364,215	$2,865	$42,517,247

Balance on December 31, 2015, net	$48,601,200	$1,193,901	$3,328	$49,798,429

For long-term business development, the Company participated in mobile broadband license (4G license) in 2.5 and 2.6 GHz bands bidding process announced by NCC and obtained certain spectrums. The Company paid the 4G concession fee amounting to $9,955,000 thousand in December 2015.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires. The carrying amount of 3G concession fee will be fully amortized by December 2018, and 4G concession fees will be fully amortized by December 2030 and December 2033.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 10 years.

19.	OTHER ASSETS

	December 31
	2015	2014
Spare parts	$1,875,285	$2,977,585
Refundable deposits	2,042,200	2,569,689
Other financial assets	1,000,000	1,000,000
Others	2,477,838	1,933,241

	$7,395,323	$8,480,515

Current
Spare parts	$1,875,285	$2,977,585
Others	246,113	97,491

	$2,121,398	$3,075,076

Noncurrent
Refundable deposits	$2,042,200	$2,569,689
Other financial assets	1,000,000	1,000,000
Others	2,231,725	1,835,750

	$5,273,925	$5,405,439

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING DERIVATIVE INSTRUMENTS

	December 31
	2015	2014
Hedge on derivative financial assets
Cash flow hedge—forward exchange contracts	$498	$—

Hedge on derivative financial liabilities
Cash flow hedge—forward exchange contracts	$—	$283

The Company’s hedge strategy is to enter forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated payments in the following six months. In addition, the Company’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

The Company signed equipment purchase contracts with suppliers, and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. For the years ended December 31, 2015 and 2014, gain (loss) arising from changes in fair value of the hedged items recognized in other comprehensive income was $781 thousand and $(283) thousand, respectively. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

As of December 31, 2015, the Company expected part of the equipment purchase transactions will not occur and reclassified the related loss of $741 thousand arising from the forward exchange contracts of the aforementioned transactions from equity to profit or loss.

The outstanding forward exchange contracts at the balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)
December 31, 2015
Forward exchange contracts—buy	EUR/NT$	2016.03-06	EUR8,532/NT$	306,435
December 31, 2014
Forward exchange contracts—buy	EUR/NT$	2015.03	EUR2,341/NT$	90,509

Gains and losses arising from the hedging derivative instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

	December 31
	2015	2014
Construction in progress and advances related to acquisition of equipment	$(18,805)	$18,435

21.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2015	2014
Trade notes and accounts payable	$12,414,507	$14,753,882

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

22.	OTHER PAYABLES

	December 31
	2015	2014
Accrued salary and compensation	$9,113,313	$8,335,468
Accrued remuneration to employees, bonus to employees and remuneration to directors	1,972,370	1,549,291
Payables to equipment suppliers	1,502,816	1,160,298
Payables to contractors	1,451,584	2,628,892
Accrued franchise fees	1,401,490	1,585,174
Amounts collected for others	1,329,646	1,304,538
Accrued maintenance costs	996,187	867,694
Others	5,164,618	4,916,074

	$22,932,024	$22,347,429

23.	PROVISIONS

	December 31
	2015	2014
Warranties	$43,940	$39,296
Employee benefits	30,108	55,569
Others	4,682	4,832

	$78,730	$99,697

Current	$20,572	$7,037
Noncurrent	58,158	92,660

	$78,730	$99,697

	Warranties	Employee Benefits	Others	Total
Balance on January 1, 2014	$72,930	$47,265	$4,046	$124,241
Additional provisions recognized	8,364	8,304	790	17,458
Used during the period	(41,694)	—	(4)	(41,698)
Reversed during the period	(304)	—	—	(304)

Balance on December 31, 2014	$39,296	$55,569	$4,832	$99,697

Balance on January 1, 2015	$39,296	$55,569	$4,832	$99,697
Additional provisions recognized	17,752	11,423	150	29,325
Used during the period	(13,108)	(36,884)	(300)	(50,292)

Balance on December 31, 2015	$43,940	$30,108	$4,682	$78,730

a.	The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

24.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards, as of December 31, 2015 amounting to $1,172,382 thousand.

25.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, the Company makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

b.	Defined benefit plans

The Company completed its privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, the Company transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, the Company was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

The Company with the pension mechanism under the Labor Standards Law is considered as defined benefit plans. These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. The Company contributes an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds. According to the Article 56 of the Labor Standards Law revised in February 2015, entities are required to contribute the difference in one appropriation to the Funds before the end of next March when the balance of the Funds is insufficient to pay employees who will meet the retirement eligibility criteria within next year.

The amounts included in the balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2015	2014 (Adjusted)
Present value of funded defined benefit obligation	$30,618,983	$27,704,891
Fair value of plan assets	(23,592,538)	(21,304,199)

Funded status	$7,026,445	$6,400,692

Net defined benefit liabilities	$7,026,445	$6,400,692

Movements in the defined benefit obligation as adjusted and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Balance on January 1, 2014	$25,210,943	$19,799,484	$5,411,459

Service cost
Current service cost	2,917,733	—	2,917,733
Loss on settlements	75,668	—	75,668
Interest expense/interest income	504,572	412,350	92,222

Amounts recognized in profit or loss	3,497,973	412,350	3,085,623

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	51,981	(51,981)
Actuarial losses recognized from experience adjustments	543,028	—	543,028

Amounts recognized in other comprehensive income	543,028	51,981	491,047

Contributions from employer	—	2,478,467	(2,478,467)
Benefits paid	(452,871)	(452,871)	—
Settlements	(993,912)	(985,212)	(8,700)
Benefits paid directly by the Company	(100,270)	—	(100,270)

Balance on December 31, 2014	27,704,891	21,304,199	6,400,692
Current service cost	2,882,171	—	2,882,171
Interest expense/interest income	540,878	439,713	101,165

Amounts recognized in profit or loss	3,423,049	439,713	2,983,336

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	134,527	(134,527)
Actuarial losses recognized from experience adjustments	360,555	—	360,555

Amounts recognized in other comprehensive income	360,555	134,527	226,028

Contributions from employer	—	2,427,349	(2,427,349)
Benefits paid	(713,250)	(713,250)	—
Benefits paid directly by the Company	(156,262)	—	(156,262)

Balance on December 31, 2015	$30,618,983	$23,592,538	$7,026,445

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2015	2014 (Adjusted)
Operating costs	$1,793,388	$1,848,582
Marketing expenses	854,035	886,022
General and administrative expenses	162,004	169,134
Research and development expenses	101,729	106,100

	$2,911,156	$3,009,838

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligation is referred to the plan participants’ future salary. Hence, the increase in plan participants’ salary will increase the present value of the defined benefit obligation.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary. The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2015	2014
Discount rates	2.00%	2.00%
Expected rates of salary increase	1.00%	1.00%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present value of the defined benefit obligation would increase (decrease) as follows:

	December 31
	2015	2014
Discount rates
0.5% increase	$(960,697)	$(1,045,109)

0.5% decrease	$1,243,506	$1,114,504

Expected rates of salary increase
0.5% increase	$1,314,659	$1,117,604

0.5% decrease	$(1,036,472)	$(1,112,814)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

	December 31
	2015	2014
The expected contributions to the plan for the next year	$11,294,547	$2,503,252

The average duration of the defined benefit obligation	7 years	8 years

The Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
2016	$1,792,172
2017	3,223,550
2018	5,077,153
2019	6,763,732
2020 and thereafter	41,221,540

$58,078,147

26.	EQUITY

a.	Share capital

1)	Common stocks

	December 31
	2015	2014
Number of authorized shares (thousand)	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000

Number of shares issued and collected proceeds (thousand)	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing the Company, the MOTC sold 1,109,750 thousand common stocks of the Company in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents 10 common stocks) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common stocks in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common stocks of the Company, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common stocks in the form of ADS amounting to 302,478 thousand units. As of December 31, 2015, the outstanding ADSs were 345,367 thousand common stocks, which equaled 34,537 thousand units and represented 4.45% of the Company’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustment of additional paid-in capital for the years ended December 31, 2015 and 2014 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Balance on January 1, 2014	$163,907,049	$41,396	$10,372	$—	$13,170	$20,648,078	$184,620,065
Cash distributed from additional paid-in capital	(16,577,663)	—	—	—	—	—	(16,577,663)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	2,252	—	—	—	—	2,252
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	2,988	—	—	—	2,988
Employee stock bonus issued by a subsidiary	—	—	293	—	—	—	293

Balance on December 31, 2014	147,329,386	43,648	13,653	—	13,170	20,648,078	168,047,935
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	34,405	—	—	—	—	34,405
Partial disposal of interests in subsidiaries	—	—	—	26,644	—	—	26,644
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	—	(412)	—	—	—	(412)
Other changes in additional paid-in capital in subsidiaries	—	—	1,064	—	—	—	1,064
Subsidiary purchased its treasury stock	—	—	(14,021)	—	—	—	(14,021)

Balance on December 31, 2015	$147,329,386	$78,053	$284	$26,644	$13,170	$20,648,078	$168,095,615

Additional paid-in capital may be utilized to offset deficits. However, the additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of the Company’s paid-in capital.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits. Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method may not be used for any purpose.

c.	Retained earnings and dividends policy

Before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, except when the accumulated amount of such legal reserve equals to the Company’s total authorized capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with the Company’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The consequential amendments to the Company’s Articles of Incorporation had been proposed by the Company’s Board of Directors on March 11, 2016 and are subject to the resolution of the shareholders in their meeting to be held on June 24, 2016. Information on the employee remuneration, employee bonus, and remuneration for the directors for the years ended December 31, 2015 and 2014, and the actual distribution for 2014 and 2013, please refer to Note 28.a.7—Employee benefit expenses.

The Company should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations of the 2014 earnings of the Company have been approved by the stockholders’ meeting on June 26, 2015 and the appropriations of the 2013 earnings of the Company approved by the stockholders’ meeting on June 24, 2014 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2014	For Fiscal Year 2013	For Fiscal Year 2014	For Fiscal Year 2013
Legal reserve	$680,743	$2,074,342
Special reserve	(144,005)	144,005
Cash dividends	37,673,263	18,525,558	$4.86	$2.39

In addition, the stockholders of the Company resolved to distribute cash of $2.14 per share and the total amount of $16,577,663 thousand from additional paid-in capital on June 24, 2014.

The appropriations of earnings for 2015 had been proposed by the Company’s Board of Directors on March 11, 2016. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
Cash dividends	$42,551,146	$5.49

The appropriations of earnings for 2015 are subject to the resolution of the shareholders’ meeting to be held on June 24, 2016. Information of the appropriation of the Company’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	Year Ended December 31
	2015	2014
Beginning balance	$739,988	$(149,747)
Unrealized gain (loss) on available-for-sale financial assets	(659,055)	935,859
Share of unrealized gain (loss) on available-for-sale financial assets of subsidiaries, associates and joint ventures accounted for using equity method	10,031	(46,124)

Ending balance	$90,964	$739,988

27.	REVENUES

The main source of revenue of the Company includes various telecommunications services in many different streams, and the related information was as discussed in Note 39.

28.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Net income

1)	Other income and expenses

	Year Ended December 31
	2015	2014
Gain (loss) on disposal of property, plant and equipment	$(32,852)	$70,794
Impairment loss on property, plant and equipment	(138,093)	—
Reversal of impairment loss on investment properties	142,047	—

	$(28,898)	$70,794

2)	Other income

	Year Ended December 31
	2015	2014
Dividend income	$207,419	$67,441
Income from Piping Fund	202,492	200,000
Others	122,616	123,548

	$532,527	$390,989

3)	Other gains and losses

	Year Ended December 31
	2015	2014
Net foreign currency exchange gains	$45,699	$182,547
Gain on disposal of investments accounted for using equity method	7,409	—
Valuation gain on financial assets and liabilities at fair value through profit or loss, net	14	—
Impairment loss on financial assets carried at cost	(77,018)	—
Others	(104,383)	(67,306)

	$(128,279)	$115,241

4)	Impairment loss on financial instruments

	Year Ended December 31
	2015	2014
Notes and accounts receivable	$460,280	$277,975

Other receivables	$38,330	$33,306

Financial assets carried at cost	$77,018	$—

5)	Impairment loss (reversal of impairment loss) on non-finacial assets

	Year Ended December 31
	2015	2014
Inventories	$163,221	$234,765

Property, plant and equipment	$138,093	$—

Investment properties	$(142,047)	$—

6)	Depreciation and amortization expenses

	Year Ended December 31
	2015	2014
Property, plant and equipment	$29,782,123	$31,278,115
Investment properties	18,363	14,107
Intangible assets	3,029,335	2,189,300

Total depreciation and amortization expenses	$32,829,821	$33,481,522

Depreciation expenses summarized by functions
Operating costs	$27,938,184	$29,379,313
Operating expenses	1,862,302	1,912,909

	$29,800,486	$31,292,222

Amortization expenses summarized by functions
Operating costs	$2,733,234	$1,910,199
Marketing expenses	171,572	159,279
General and administrative expenses	84,586	77,116
Research and development expenses	39,943	42,706

	$3,029,335	$2,189,300

7)	Employee benefit expenses

	Year Ended December 31
	2015	2014 (Adjusted)
Post-employment benefit
Defined contribution plans	$214,517	$204,694
Defined benefit plans	2,911,156	3,009,838

	3,125,673	3,214,532

Other employee benefit
Salaries	20,672,267	20,834,944
Insurance	2,114,742	2,132,037
Others	14,582,874	14,550,915

	37,369,883	37,517,896

Total employee benefit expenses	$40,495,556	$40,732,428

Summary by functions
Operating costs	$23,858,896	$24,050,794
Operating expenses	16,636,660	16,681,634

	$40,495,556	$40,732,428

As of December 31, 2015 and 2014, the Company had 23,141 and 23,535 employees, respectively.

The bonus to employees and the remuneration to directors as of December 31, 2014 were accrued based on past experiences and the probable amount to be paid in accordance with the Company’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of the Company. In order to compliance with the Company Act as amended in May 2015, the amendments to the Company’s Articles of Incorporation was proposed by the Company’s Board of Directors on March 11, 2016 which stipulated to distribute employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors at the rate no higher than 0.17%, respectively, of pre-tax income. As of December 31, 2015, the payables of the employees’ compensation and of the remuneration to directors were $1,927,518 thousand and $44,852 thousand, respectively. Such amounts have been proposed by the Company’s Board of Directors on March 11, 2016 and are subject to the resolution of the shareholders in their meeting to be held on June 24, 2016.

Material differences between such estimated amounts and the amounts proposed by the Board of Directors on or before the annual financial statements are authorized for issue are adjusted in the year the bonus and remuneration were recognized. If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The appropriations of the 2014 bonuses to employees and remuneration to directors of the Company have been approved by the stockholder’s meeting on June 26, 2015 and the appropriations of the 2013 bonuses to employees and remuneration to directors of the Company approved by the stockholders’ meeting on June 24, 2014 were as follows:

	2014	2013
	Cash Bonus	Cash Bonus
Bonus distributed to the employees	$1,510,068	$758,627
Remuneration paid to the directors	39,223	19,304

There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting on June 26, 2015 and June 24, 2014 of the aforementioned bonuses to employees and the remuneration to directors.

Information of the appropriation of the Company’s employees bonuses and remuneration to directors and approved by the Board of Directors and stockholders is available on the Market Observation Post System website.

b.	Reclassification adjustments of other comprehensive income (loss)

	Year Ended December 31
	2015	2014
Cash flow hedges
Gain (loss) arising during the year	$18,845	$(18,718)
Reclassification adjustments for losses included in profit or loss	741	—
Adjusted against the carrying amount of hedged items	(18,805)	18,435

	$781	$(283)

29.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2015	2014 (Adjusted)
Current tax
Current tax expenses recognized for the year	$8,236,116	$7,229,587
Tax on unappropriated earnings	—	12
Income tax adjustments on prior years	(88,767)	10,158
Others	11,427	13,586

	8,158,776	7,253,343
Deferred tax
Deferred tax expenses recognized for the year	(170,071)	(84,198)

Income tax recognized in profit or loss	$7,988,705	$7,169,145

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2015	2014 (Adjusted)
Income before income tax	$50,794,433	$45,781,201

Income tax expense calculated at the statutory rate (17%)	$8,635,054	$7,782,804
Nondeductible revenues and expenses in determining taxable income	17,801	44,090
Unrecognized deductible temporary differences	—	(67,260)
Tax-exempt income	(261,400)	(302,042)
Income tax on unappropriated earnings	—	12
Investment credits	(325,410)	(312,203)
Adjustments of tax expense on prior years	(88,767)	10,158
Others	11,427	13,586

Income tax expense recognized in profit or loss	$7,988,705	$7,169,145

The applicable tax rate used above is the corporate tax rate of 17% payable by the Company subject to the Income Tax Law of the Republic of China.

b.	Income tax benefit recognized in other comprehensive income

	Year Ended December 31
	2015	2014
Deferred tax
Remeasurement on defined benefit plan	$(38,425)	$(83,478)

c.	Current tax liabilities

	December 31
	2015	2014
Current tax liabilities
Income tax payable	$4,531,290	$3,265,300

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2015

	January 1, 2015	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2015
Deferred tax assets
Temporary differences
Defined benefit obligation	$1,088,118	$67,953	$38,425	$1,194,496
Allowance for doubtful receivables over quota	113,439	52,841	—	166,280
Deferred revenue	155,614	(19,211)	—	136,403
Impairment loss on property, plant and equipment	31,209	12,955	—	44,164
Accrued award credits liabilities	28,431	(6,461)	—	21,970
Valuation loss on inventory	8,410	12,252	—	20,662
Estimated warranty liabilities	6,680	790	—	7,470
Unrealized foreign exchange loss, net	—	16,666	—	16,666

	$1,431,901	$137,785	$38,425	$1,608,111

Deferred tax liabilities
Temporary differences
Land value incremental tax	$94,986	$—	$—	$94,986
Unrealized foreign exchange gain, net	29,215	(29,215)	—	—
Others	5,016	(3,071)	—	1,945

	$129,217	$(32,286)	$—	$96,931

For the year ended December 31, 2014 (Adjusted)

	January 1, 2014	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2014
Deferred tax assets
Temporary differences
Defined benefit obligation	$919,949	$84,691	$83,478	$1,088,118
Deferred revenue	187,125	(31,511)	—	155,614
Allowance for doubtful receivables over quota	—	113,439	—	113,439
Impairment loss on property, plant and equipment	58,647	(27,438)	—	31,209
Accrued award credits liabilities	20,823	7,608	—	28,431
Valuation loss on inventory	20,147	(11,737)	—	8,410
Estimated warranty liabilities	12,398	(5,718)	—	6,680
Unrealized foreign exchange loss, net	10,759	(10,759)	—	—
Others	146	(146)	—	—

	$1,229,994	$118,429	$83,478	$1,431,901

Deferred tax liabilities
Temporary differences
Land value incremental tax	$94,986	$—	$—	$94,986
Unrealized foreign exchange gain, net	—	29,215	—	29,215
Others	—	5,016	—	5,016

	$94,986	$34,231	$—	$129,217

e.	All deductible temporary differences were recognized as deferred tax assets in the balance sheets.

f.	The related information under the Integrated Income Tax System was as follows:

Unappropriated earnings information

As of December 31, 2015 and 2014, all the Company’s unappropriated earnings are generated after the Integrated Income Tax System.

Imputation credit account

	December 31
	2015	2014
Balance of Imputation Credit Account (“ICA”)	$7,576,622	$8,269,010

The creditable ratios for distribution of earnings of 2015 and 2014 were 20.48% (expected ratio) and 20.48%, respectively. Effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China is half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law.

g.	Income tax examinations

The Company’s income tax returns has been examined by the tax authorities through 2012.

30.	EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2015	2014 (Adjusted)
Net income used to compute the basic earnings per share	$42,805,728	$38,612,056
Assumed conversion of all dilutive potential common stocks
Employee stock options, bonus and remunerations of subsidiaries	(921)	(386)

Net income used to compute the diluted earnings per share	$42,804,807	$38,611,670

Weighted Average Number of Common Stocks

	(Thousand Shares) Year Ended December 31
	2015	2014
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee bonus or employee remuneration	18,231	12,339

Weighted average number of common stocks used to compute the diluted earnings per share	7,775,678	7,769,786

If the Company may settle the employee bonus or employee remuneration in shares or cash, the Company shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the stockholders approve the number of shares to be distributed to employees in their meeting in the following year.

31.	NON-CASH TRANSACTIONS

For the years ended December 31, 2015 and 2014, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2015	2014
Increase in property, plant and equipment	$23,977,094	$31,208,110
Other payables	649,523	474,184

	$24,626,617	$31,682,294

32.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 35 to the financial statement, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31
	2015	2014
Within one year	$3,185,743	$2,955,821
Longer than one year but within five years	5,143,295	5,174,956
Longer than five years	1,242,844	1,475,793

	$9,571,882	$9,606,570

b.	The Company as lessor

The Company leases out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	December 31
	2015	2014
Within one year	$432,071	$437,542
Longer than one year but within five years	549,676	533,129
Longer than five years	374,400	395,675

	$1,356,147	$1,366,346

33.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt and the equity of the Company.

The Company is required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, and proceeds from new debt or repayment of debt.

34.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except for what disclosed in the following table, the Company considers that the carrying amounts of finanal assets and liablities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated:

December 31, 2015

	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$3,870,540	$—	$3,890,730	$—
Bank debentures	150,000	—	149,997	—

	$4,020,540	$—	$4,040,727	$—

December 31, 2014

	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$6,533,527	$—	$6,564,145	$—
Bank debentures	950,742	—	951,385	—

	$7,484,269	$—	$7,515,530	$—

The Level 2 fair values are estimated using discounted cash flow models. The models use market-based observable inputs including duration, yield rate and credit rating.

b.	Financial instruments measured at fair value

December 31, 2015

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$14	$—	$14

Hedging derivative financial assets	$—	$498	$—	$498

Available-for-sale financial assets
Domestic and foreign listed securities
Equity investments	$3,163,466	$—	$—	$3,163,466

December 31, 2014

	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets
Domestic and foreign listed securities
Equity investments	$3,822,521	$—	$—	$3,822,521

Hedging derivative financial liabilities	$—	$283	$—	$283

There were no transfers between Levels 1 and 2 for the years ended December 31, 2015 and 2014.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)	For derivative financial assets and liabilities of forward exchange contracts, fair values are estimated using discounted cash flow model. The model uses market-based observable inputs including foreign exchange rates, and forward and spot prices for currencies to project fair value.

Categories of Financial Instruments

	December 31
	2015	2014
Financial assets

Measured at FVTPL
Held for trading	$14	$—
Hedging derivative financial assets	498	—
Held-to-maturity financial assets	4,020,540	7,484,269
Loans and receivables (Note a)	55,356,652	50,050,116
Available-for-sale financial assets (Note b)	5,299,113	6,043,781

Financial liabilities

Hedging derivative financial liabilities	—	283
Measured at amortized cost (Note c)	32,989,217	35,931,161

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other current monetary assets, other financial assets and refundable deposits (classified as other noncurrent assets) which were loans and receivables.

Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.

Note c:	The balances included trade notes and accounts payable, payables to related parties, partial other payables and customers’ deposits which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable and accounts payables. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is audited by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting periods are as follows:

	December 31
	2015	2014
Assets
USD	$4,296,283	$5,163,948
EUR	45,756	16,579
SGD	106,383	72,882
JPY	242,336	17
Liabilities
USD	4,125,794	5,074,225
EUR	1,291,884	763,499
SGD	2,657	1,976
JPY	3,704	4,844

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting periods are as follows:

	December 31
	2015	2014
Assets
EUR	$512	$—
Liabilities
EUR	—	283

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2015	2014
Profit or loss
Monetary assets and liabilities (a)
USD	$8,524	$4,486
EUR	(62,306)	(37,346)
SGD	5,186	3,545
JPY	11,932	241
Derivatives (b)
EUR	32,832	—
Equity
Derivatives (c)
EUR	15,306	(4,502)

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the end of the reporting period;

b)	This is mainly attributable to the forward exchange contracts; and

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be a comparable impact on the pre-tax profit or equity, and the balances above would be negative.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets are as follows:

	December 31
	2015	2014
Fair value interest rate risk
Financial assets	$23,763,200	$18,683,143
Cash flow interest rate risk
Financial assets	2,254,920	2,869,466

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income for the year ended December 31, 2015 would increase/decrease by $5,637 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial assets.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income for the year ended December 31, 2014 would increase/decrease by $7,174 thousand. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets.

3)	Other price risks

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower:

Other comprehensive income would increase/decrease by $158,173 thousand as a result of the changes in fair value of available-for-sale financial assets in 2015.

Other comprehensive income would increase/decrease by $191,126 thousand as a result of the changes in fair value of available-for-sale financial assets in 2014.

b.	Credit risk

Credit risk refers to the risk that counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in balance sheet as of the balance sheet date.

The Company serves a large consumer base, and the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More Than 5 Years	Total
December 31, 2015
Non-derivative financial liabilities
Non-interest bearing	—	$37,459,795	$—	$1,972,370	$4,642,735	$—	$44,074,900

December 31, 2014
Non-derivative financial liabilities
Non-interest bearing	—	$39,568,423	$—	$1,549,291	$4,698,206	$—	$45,815,920

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2015
Gross settled
Forward exchange contracts
Inflow	$—	$473,437	$492,056	$—	$965,493
Outflow	—	476,337	488,644	—	964,981

	$—	$(2,900)	$3,412	$—	$512

December 31, 2014
Gross settled
Forward exchange contracts
Inflow	$—	$90,226	$—	$—	$90,226
Outflow	—	90,509	—	—	90,509

	$—	$(283)	$—	$—	$(283)

2)	Financing facilities

	December 31
	2015	2014
Unsecured bank loan facility
Amount used	$—	$—
Amount unused	39,328,250	30,500,000

	$39,328,250	$30,500,000

35.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of the Company’s customers has significant equity interest in the Company. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been provided because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd.	Subsidiary
Donghwa Telecom Co., Ltd.	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Spring House Entertainment Tech. Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc.	Subsidiary
Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary
Smartfun Digital Co., Ltd.	Subsidiary
Chunghwa Telecom Japan Co., Ltd.	Subsidiary
Chunghwa Sochamp Technology Inc.	Subsidiary
Honghwa International Co., Ltd.	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary
Senao International (Samoa) Holding Ltd. (“SIS”)	Subsidiary of SENAO
Youth Co., Ltd.	Subsidiary of SENAO
Aval Technologies Co., Ltd.	Subsidiary of SENAO
ISPOT Co., Ltd.	Subsidiary of SENAO
Youyi Co., Ltd.	Subsidiary of SENAO
Unigate Telecom Inc.	Subsidiary of CHIEF
Chief International Corp.	Subsidiary of CHIEF
Shanghai Chief Telecom Co., Ltd.	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Ceylon Innovation Co., Ltd.	Subsidiary of SHE
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Subsidiary of CHI

(Continued)

Company	Relationship
Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary of Concord
Chunghwa Precision Test Tech. USA Corporation	Subsidiary of CHPT
CHPT Japan Co., Ltd.	Subsidiary of CHPT
Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Subsidiary of CHPT
Senao International HK Limited (“SIHK”)	Subsidiary of SIS
CHI One Investment Co., Limited. (“COI”)	Subsidiary of CIHC
Senao Trading (Fujian) Co., Ltd.	Subsidiary of SIHK
Senao International Trading (Shanghai) Co., Ltd.	Subsidiary of SIHK
Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary of SIHK
Senao International Trading (Shanghai) Co., Ltd.	Subsidiary of SIHK
Chunghwa Hsingta Co., Ltd. (“CHC”)	Subsidiary of Prime Asia
Chunghwa Telecom (China) Co., Ltd.	Subsidiary of CHC
Jiangsu Zhenhua Information Technology Company, LLC.	Subsidiary of CHC
Hua-Xiong Information Technology Co., Ltd.	Subsidiary of CHC
Shanghai Taihua Electronic Technology Limited	Subsidiary of CHPT (International)
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
Skysoft Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Dian Zuan Integrating Marketing Co., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
International Integrated System, Inc.	Associate
Taiwan International Ports Logistics Corporation	Associate
Click Force Co., Ltd.	Associate of CHYP
Xiamen Sertec Business Technology Co., Ltd.	Associate of COI
ST-2 Satellite Ventures Pte., Ltd.	Associate of CHTS
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by the Company exceeds one third of its total funds

(Concluded)

b.	Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2015	2014
Subsidiaries	$1,660,277	$1,522,705
Associates	326,008	313,959
Joint ventures	8,707	6,751
Others	3,997	3,329

	$1,998,989	$1,846,744

	Operating Costs and Expenses
	Year Ended December 31
	2015	2014
Subsidiaries	$15,607,502	$15,714,426
Associates	1,192,948	1,324,033
Joint ventures	16,919	34,393
Others	45,001	45,003

	$16,862,370	$17,117,855

2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2015	2014
Subsidiaries	$3,265	$1,218
Associates	2	—
Others	—	15

	$3,267	$1,233

3)	Receivables

	December 31
	2015	2014
Subsidiaries	$822,720	$634,066
Associates	27,663	60,024
Joint ventures	542	80

	$850,925	$694,170

4)	Payables

	December 31
	2015	2014
Subsidiaries	$3,512,159	$3,632,119
Associates	568,626	384,272
Joint ventures	4,849	12

	$4,085,634	$4,016,403

5)	Customers’ deposits

	December 31
	2015	2014
Subsidiaries	$9,434	$23,717
Associates	10,965	9,419
Others	—	247

	$20,399	$33,383

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2015	2014
Subsidiaries	$566,387	$791,602
Associates	313,346	521,360
Joint ventures	11,345	—

	$891,078	$1,312,962

7)	Prepayments

The Company entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the year ended December 31, 2015 was $404,120 thousand, which consisted of an offsetting credit of the prepayment of $204,398 thousand and an additional accrual of $199,722 thousand. The prepaid rents (classified as prepayments) as of December 31, 2015 and 2014 were as follows:

	December 31
	2015	2014
Prepaid rents—current	$204,398	$204,398
Prepaid rents—noncurrent	1,958,817	2,163,215

	$2,163,215	$2,367,613

The Company sold the land with a carrying value of $936,016 thousand to LED at the consideration of $2,421,932 thousand in 2008. However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit—profit on intercompany transactions. Gains arising from disposal of land recognized in 2015 and 2014 were nil and $2,408 thousand, respectively. The unrealized gain on disposal of land amounted to $83,859 thousand (classified as other noncurrent liabilities) as of December 31, 2015.

c.	Compensation of key management personnel

	Year Ended December 31
	2015	2014
Short-term benefits	$67,301	$68,654
Post-employment benefits	5,499	5,803

	$72,800	$74,457

The remuneration of directors and key executives is mainly determined by the compensation committee having regard to the performance of individual and market trends.

36.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

At the balance sheet date, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $646,517 thousand.

b.	Acquisitions of telecommunications equipment of $14,328,438 thousand.

c.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996 (classified as other monetary assets—noncurrent). If the fund is not sufficient, the Company will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

37.	SIGNIFICANT INFORMATION OF FOREIGN ASSETS AND LIABILITIES

The significant information of foreign assets and liabilities is as follows:

	December 31, 2015
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Foreign assets
Monetary items
Cash
USD	$6,974	32.825	$228,936
EUR	1,268	35.88	45,484
SGD	4,576	23.25	106,383
JPY	887,679	0.273	242,336
Accounts receivable
USD	123,910	32.825	4,067,347
EUR	8	35.88	272
Non-monetary items
Investments accounted for using equity method
USD	27,449	32.825	900,999
HKD	379,766	4.235	1,608,311
JPY	141,568	0.273	38,648
VND	323,680,142	0.00141	456,389
RMB	50,412	4.978	250,952
Foreign liabilities
Monetary items
Accounts payable
USD	125,691	32.825	4,125,794
EUR	36,006	35.88	1,291,884
SGD	114	23.25	2,657
JPY	13,569	0.273	3,704

	December 31, 2014
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Foreign assets
Monetary items
Cash
USD	$2,617	31.65	$82,833
EUR	344	38.47	13,221
SGD	3,044	23.94	72,882
JPY	63	0.2646	17
Accounts receivable
USD	160,541	31.65	5,081,115
EUR	87	38.47	3,358
Non-monetary items
Investments accounted for using equity method
USD	28,968	31.65	916,846
HKD	384,970	4.08	1,570,679
JPY	115,770	0.265	30,679
VND	290,572,727	0.00143	415,519
RMB	55,218	5.09	280,813
Foreign liabilities
Monetary items
Accounts payable
USD	160,323	31.65	5,074,225
EUR	19,847	38.47	763,499
SGD	83	23.94	1,976
JPY	18,280	0.2646	4,844

The unrealized foreign exchange gains and losses were loss of $72,188 thousand and gain of $175,929 thousand for the years ended December 31, 2015 and 2014, respectively. Due to the various foreign currency transactions of the Company, foreign exchange gains and losses cannot be disclosed on the respective significant foreign currency.

38.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 6.

j.	Financial transactions: Please see Notes 7, 20 and 34.

k.	Investment in Mainland China: Please see Table 7.

39.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business—the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business—the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business—the provision of HiNet services and related services;

d.	International fixed communications business—the provision of international long distance telephone services and related services;

e.	Others—the provision of non-telecom services and the corporate related items not allocated to reportable segments.

There was no material difference between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Year ended December 31, 2015
Revenues
From external customers	$72,937,270	$90,022,635	$24,494,544	$14,210,412	$329,125	$201,993,986
Intersegment revenues	20,995,967	3,284,685	4,523,457	1,672,343	9,129	30,485,581

Segment revenues	$93,933,237	$93,307,320	$29,018,001	$15,882,755	$338,254	232,479,567

Intersegment elimination						(30,485,581)

Revenues						$201,993,986

Segment income (loss) before income tax	$23,230,601	$18,721,024	$9,607,825	$1,092,457	$(1,857,474)	$50,794,433

Year ended December 31, 2014
Revenues
From external customers	$72,431,221	$82,038,766	$24,821,544	$14,483,118	$293,732	$194,068,381
Intersegment revenues	19,358,122	5,201,641	4,557,519	2,129,767	11,661	31,258,710

Segment revenues	$91,789,343	$87,240,407	$29,379,063	$16,612,885	$305,393	225,327,091

Intersegment elimination						(31,258,710)

Revenues						$194,068,381

Segment income (loss) before income tax	$19,535,157	$18,919,647	$9,191,389	$226,442	$(2,091,434)	$45,781,201

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Year ended December 31, 2015
Share of the profit of subsidiaries, associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$1,385,675	$1,385,675

Interest revenue	$18,881	$173	$2,642	$1,524	$237,665	$260,885

Interest expenses	$—	$—	$—	$—	$—	$—

Depreciation and amortization	$17,486,804	$10,238,384	$3,462,309	$1,410,497	$231,827	$32,829,821

Capital expenditure	$10,196,172	$8,565,151	$4,739,234	$842,367	$283,693	$24,626,617

Impairment loss on property, plant and equipment	$22,193	$115,900	$—	$—	$—	$138,093

Reversal of impairment loss on investment properties	$142,047	$—	$—	$—	$—	$142,047

Year ended December 31, 2014
Share of the profit of subsidiaries, associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$1,611,147	$1,611,147

Interest revenue	$24,079	$169	$3,486	$1,631	$225,271	$254,636

Interest expenses	$—	$—	$—	$—	$6,268	$6,268

Depreciation and amortization	$18,540,170	$9,644,394	$3,278,772	$1,705,011	$313,175	$33,481,522

Capital expenditure	$16,164,526	$9,472,148	$4,371,471	$1,371,741	$302,408	$31,682,294

Impairment loss on property, plant and equipment	$—	$—	$—	$—	$—	$—

Reversal of impairment loss on investment properties	$—	$—	$—	$—	$—	$—

Main Products and Service Revenues

	Year Ended December 31
	2015	2014
Mobile services revenue	$80,802,200	$77,349,514
Local telephone and domestic long distance telephone services revenue	36,722,500	38,914,299
Broadband access and domestic leased line services revenue	23,759,760	23,744,561
Internet services revenue	17,543,162	17,310,688
International network and leased telephone services revenue	11,067,518	11,700,763
Others	32,098,846	25,048,556

	$201,993,986	$194,068,381

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2015	2014
Taiwan, ROC	$194,059,618	$186,357,991
Overseas	7,934,368	7,710,390

	$201,993,986	$194,068,381

The Company does not have material noncurrent assets in foreign operations.

Major Customers

The Company did not have any single customer whose revenue exceeded 10% of the total revenue.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	ISPOT Co., Ltd.	c	$572,212	$150,000	$150,000	$—	$—	2.62	$2,861,062	Yes	No	No	Notes 3 and 4
		Youth Co., Ltd.	b	572,212	200,000	200,000	—	—	3.50	2,861,062	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

	a.	“0” for the Company.

	b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

	a.	Trading partner.

	b.	Majority owned subsidiary.

	c.	The Company and subsidiary owns over 50% ownership of the investee company.

	d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

	e.	Guaranteed by the Company according to the construction contract.

	f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide shall not exceed 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2015				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks

	Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927	$1,789,530	12	$—	-
	Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	219,541	4	—	-
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	7,569	75,686	17	—	-
	Global Mobile Corp.	—	Financial assets carried at cost	7,617	—	3	—	-
	iD Branding Ventures	—	Financial assets carried at cost	750	7,500	8	—	-
	Innovation Works Limited	—	Financial assets carried at cost	1,000	31,390	2	—	-
	RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	—	10	—	-
	Essence Technology Solution, Inc.	—	Financial assets carried at cost	200	—	7	—	-
	Taiwan mobile payment Co., Ltd.	—	Financial assets carried at cost	1,200	12,000	2	—	-
	China Airlines Ltd.	—	Available-for-sale financial assets	263,622	3,163,466	5	3,163,466	Note 2
	Bonds

	China Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	50,464	—	50,794	Note 3
	China Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	100,946	—	101,589	Note 3
	Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	201,421	—	202,435	Note 3
	Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	202,095	—	203,096	Note 3
	China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	50,043	—	50,274	Note 3
	China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	150,248	—	150,822	Note 3
	FRFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,963	—	150,450	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	299,950	—	301,772	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,146	—	100,591	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2011	—	Held-to-maturity financial assets	—	300,386	—	301,351	Note 3

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2015				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2011	—	Held-to-maturity financial assets	—	$100,120	—	$100,450	Note 3
	Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	74,987	—	75,163	Note 3
	Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	99,969	—	100,494	Note 3
	Chinese Petroleum Corporation 2nd unsecured Corporate Bonds-A Issue in 2012	—	Held-to-maturity financial assets	—	199,930	—	201,085	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,972	—	100,492	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,989	—	40,197	Note 3
	Taiwan Power Co. 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,969	—	100,488	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,959	—	201,200	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,979	—	100,600	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,081	—	201,200	Note 3
	TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,934	—	201,364	Note 3
	TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,929	—	201,118	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	300,000	—	301,822	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	150,016	—	150,807	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,022	—	100,538	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,022	—	100,538	Note 3
	Eximbank 19-2nd unsecured Financial Debenture	—	Held-to-maturity financial assets	—	150,000	—	149,997	Note 3
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	—	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	—	—

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2015				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets carried at cost	4,571	$73,964	11	$—	—
	iD Branding Ventures	—	Financial assets carried at cost	250	2,500	3	—	—
	VisEra Technologies Company Ltd.	—	Financial assets carried at cost	629	13,495	—	—	—
	PChome Store Inc.	—	Available-for-sale financial assets	280	32,247	1	32,247	Note 2
	Tons Lightology Inc.	—	Available-for-sale financial assets	1,318	47,114	3	47,114	Note 2
Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets carried at cost	—	26,861	5	—	—

Note 1:	Showing at carrying amounts with adjustments for fair value and deducted accumulated impairment loss; otherwise, showing at their original carrying amounts on amortized cost deducted the accumulated impairment loss.

Note 2:	Fair value was based on the closing price of December 31, 2015.

Note 3:	Fair value was based on the average trading price on December 31, 2015.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
Chunghwa Telecom Co., Ltd.	Bonds
	Taiwan Power Co. 4th Unsecured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	—	—	—	$300,000 (Note 2)	—	$—	—	$—	$300,000 (Note 2)	$—	—	$—
	KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2012	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	—	300,000 (Note 2)	—	—	—
	Taipei Fubon Bank 5th Financial Debentures-A Issue in 2010	Held-to-maturity financial assets	—	—	—	600,000 (Note 2)	—	—	—	—	600,000 (Note 2)	—	—	—
	Fubon Financial Holding Co., Ltd. 3rd Unsecured Corporate Bond Issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	1,000,000 (Note 2)	—	—	1,000,000 (Note 2)	—	—	—
Senao International Co., Ltd.	Stocks
	Youth Co., Ltd.	Investments accounted for using equity method	Subsidiary	—	—	—	13,780	335,450	—	—	—	—	13,780	318,070 (Note 3)

Note 1:	Showing at their original investing amounts without adjustments for fair values.

Note 2:	Showing at their nominal amounts.

Note 3:	The ending balance includes share of the profit or loss of investments accounted for using equity method and adjustment of share subscription not based on original ownership.

TABLE 4

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchase/Sales (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$869,657	—	30 days	$—	—	$125,237	—
			Purchase	10,104,577	8	30-90 days	—	—	(1,107,421)	(7)
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	646,821	1	30 days	—	—	(563,901)	(3)
	CHIEF Telecom Inc.	Subsidiary	Sales	282,065	—	60 days	—	—	38,438	—
			Purchase	327,708	—	30 days	—	—	(42,862)	—
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	160,069	—	30 days	—	—	64,672	—
			Purchase	293,984	—	30 days	—	—	(74,290)	—
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	366,459	—	90 days	—	—	(116,744)	(1)
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Sales	151,639	—	30 days	—	—	143,960	1
			Purchase	119,766	—	90 days	—	—	(207,991)	(1)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	3,484,888	3	30-60 days	—	—	(744,708)	(5)
	ST-2 Satellite Ventures Pte. Ltd.	Associate	Purchase	404,120	—	30 days	—	—	(49,364)	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	560,732	—	30-90 days	—	—	(341,508)	(2)
	So-net Entertainment Taiwan Limited	Associate	Sales	211,854	—	60 days	—	—	91	—
	International Integrated System, Inc.	Associate	Purchase	127,458	—	30 days	—	—	(64,121)	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	10,115,519	28	30-90 days	—	—	1,127,672	57
			Purchase	550,665	2	30 days	—	—	(108,095)	(4)
	HopeTech Technologies Limited	Associate	Purchase	246,635	1	30 days	—	—	(26,542)	(1)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,488,372	73	30 days	—	—	563,901	64
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	327,708	19	30 days	—	—	42,862	29
			Purchase	282,065	23	60 days	—	—	(38,438)	(32)
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	293,984	35	30 days	—	—	74,290	49
			Purchase	160,069	19	30 days	—	—	(64,672)	(53)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	366,459	59	90 days	—	—	116,744	94
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	119,766	12	90 days	—	—	207,991	42
			Purchase	151,639	16	30 days	—	—	(143,960)	(43)
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	3,484,888	100	30-60 days	—	—	744,708	100

Note 1:	Purchase included acquisition of services costs.

Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amount as amounts collected for others and other receivables.

Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

TABLE 5

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$513,703	13.50	$—	—	$513,052	$—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	143,960	3.68	—	—	82,062	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,590,564	8.03	—	—	1,220,391	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	563,901	4.67	—	—	418,184	—
Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	108,321	5.42	—	—	88,532	—
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	116,744	5.47	—	—	73,679	—
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	207,991	3.40	—	—	116,541	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	744,708	6.50	—	—	504,209	—

Note:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

TABLE 6

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2015			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2015	December 31, 2014	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	29	$1,667,980	$813,094	$225,663	Subsidiary
	Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,849,489	5,605	5,676	Subsidiary
	Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	1,567,453	1,567,453	402,590	100	1,608,311	(21,305)	(21,305)	Subsidiary
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International telecommunications IP fictitious internet and internet transfer services	574,112	574,112	26,383	100	745,854	107,302	107,302	Subsidiary
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	677,017	(50,717)	(6,112)	Subsidiary
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	41,357	69	742,049	258,235	180,365	Subsidiary
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	764,488	178,706	159,214	Subsidiary
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	250,952	(24,235)	(24,234)	Subsidiary
	Honghwa International Co., Ltd.	Taiwan	Telecommunication constructions, telecommunication service agencies and other services	180,000	180,000	18,000	100	389,321	189,023	189,023	Subsidiary
	Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	187,239	20,748	20,746	Subsidiary
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	148,275	148,275	—	100	140,627	4,702	4,702	Subsidiary
	Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	155,145	11,689	13,944	Subsidiary
	Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	10,277	56	95,007	(52,503)	(29,125)	Subsidiary
	Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	64,255	5,363	3,486	Subsidiary
	Chunghwa Telecom Japan Co., Ltd.	Japan	International telecommunications IP fictitious internet and internet transfer services	17,291	17,291	1	100	38,648	6,764	6,764	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2015			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2015	December 31, 2014	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400	20,400	2,040	51	1,689	(8,247)	(7,704)	Subsidiary
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	—	100	—	—	—	Subsidiary (Note 3)
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	301,861	62,778	23,990	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	315,762	181,807	54,567	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	374,487	1,231,717	515,435	Associate
	Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	137,792	60,291	19,300	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	105,844	21,062	6,318	Associate
	Kingway Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	69,013	71,770	4,256	26	119,419	5,810	1,112	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	68,927	(37,456)	(10,054)	Associate
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	18	27,327	(97,861)	(17,615)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	$30,000	$30,000	3,000	13	$15,336	$(47,144)	$(6,284)	Associate
	Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	206,737	(21,027)	(12,088)	Joint venture
	Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	50,000	50,000	5,000	50	20,642	(34,822)	(17,411)	Joint venture
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	866,696	811,958	274,848	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,416,645	2,416,645	81,175	100	654,346	(279,770)	(279,294)	Subsidiary
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	8	14,595	(97,861)	(7,816)	Associate
	Youth Co., Ltd.	Taiwan	Sale of computer software, hardware and related products	335,450	—	13,780	89	318,070	(17,823)	(15,954)	Subsidiary
	Aval Technologies Co., Ltd.	Taiwan	Agency and sale of communication products	60,000	—	6,000	100	59,204	(796)	(796)	Subsidiary
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service	2,000	2,000	200	100	1,301	(126)	(126)	Subsidiary
	Chief International Corp.	Samoa Islands	Investment	6,068	6,068	200	100	33,788	6,441	6,441	Subsidiary
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	19,594	(131)	(131)	Subsidiary
Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishing service	10,000	10,000	—	100	10,275	232	232	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061	409,061	18,102	38	494,727	231,837	88,098	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2015			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2015	December 31, 2014	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	203,443	212,226	12,791	46	512,840	413,483	188,921	Subsidiary
	Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	46,035	46,035	1,432	100	14,694	(1,543)	(1,543)	Subsidiary
	Panda Monium Company Ltd.	Cayman	The production of animation	—	20,000	—	—	—	—	—	Associate
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	20,000	20,000	2,000	4	35,694	258,235	9,317	Associate
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,180	813,094	1,443	Associate
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	12,636	12,636	400	100	15,667	1,028	1,028	Subsidiary
	CHPT Japan Co., Ltd.	Japan	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	2,008	2,008	1	100	1,831	87	87	Subsidiary
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Electronic materials wholesale and retail and investments	2,970	2,970	100	100	2,420	323	323	Subsidiary
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	250,951	(15,262)	(15,262)	Subsidiary
	MeWorks Limited (HK)	Hong Kong	Investment	10,000	10,000	—	20	—	(3,792)	(758)	Associate
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,393,646	2,393,646	80,440	100	616,726	(282,531)	(282,531)	Subsidiary
	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales	21,177	21,177	5,240	45	37,189	6,197	2,789	Associate
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	$—	$26,035	—	100	$—	$(1,330)	$(1,330)	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of computer and related products	23,021	—	—	100	4,391	(5,262)	(5,418)	Subsidiary
	Youyi Co., Ltd.	Taiwan	Maintenance of computer and related products	6,920	—	—	100	2,201	(560)	(628)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd.	Click Force Marketing Company	Taiwan	Advertising services	44,607	39,000	1,078	49	38,914	(3,977)	(4,993)	Associate

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.

Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of December 31, 2015.

Note 4:	Investment in mainland China is included in Table 7.

Note 5:	CHI One Investment Co., Limited was liquidated in August 2015. Chunghwa Investment Holding Co., Ltd. received part of the proceeds from disposal.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2015	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2015	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2015	Accumulated Inward Remittance of Earnings as of December 31, 2015	Note
					Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	2	$47,321	$—	$—	$47,321	$(131)	100	$(131)	$19,594	$—	—
Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	2	25,414	—	(3,191)	—	(2,779)	49	(2,011)	—	—	Note 4
Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	1,073,170	2	1,073,170	—	—	1,073,170	(188,745)	100	(188,745)	213,467	—	—
Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	955,838	2	955,838	—	—	955,838	(97,874)	100	(97,874)	227,890	—	—
Senao International Trading (Shanghai) Co., Ltd. (Note 8)	Information technology services and maintenance of communication products	87,540	2	87,540	—	—	87,540	1,653	100	1,653	77,825	—	—
Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	2	263,736	—	—	263,736	2,581	100	2,581	94,143	—	—
Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	2	177,176	—	—	177,176	(12,965)	100	(12,965)	67,815	—	—
Jiangsu Zhenghua Information Technology Company, LLC	Intelligent energy serving and intelligent building services	189,410	2	142,057	—	—	142,057	607	75	456	134,929	—	—
Hua-Xiong Information Technology Co., Ltd.	Intelligent system and energy saving system services in buildings	56,386	2	28,855	—	—	28,855	(5,402)	51	(2,754)	21,346	—	—

(Continued)

Investee	Main Businesses and Products	Total Amount of Paid- in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2015	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2015	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2015	Accumulated Inward Remittance of Earnings as of December 31, 2015	Note
					Outflow	Inflow
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	$2,970	2	$2,970	$—	$—	$2,970	$323	100	$323	$2,420	$—	—
Shanghai Chief Telecom Co., Ltd.	Internet technology and software technology consulting, and wholesale telecommunication products and related services	10,150	1	—	4,973	—	4,973	(2,059)	49	(1,009)	3,890	—	—

Investee	Accumulated Investment in Mainland China as of December 31, 2015	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Glory Network System Service (Shanghai) Co., Ltd. (Note 3)	$47,321	$47,321	$364,906
Xiamen Sertec Business Technology Co., Ltd. (Note 4)	—	—	—
SENAO and its subsidiaries (Note 7)	2,380,284	2,380,284	—
Chunghwa Telecom (China) Co., Ltd. (Note 7)	177,176	177,176	—
Jiangsu Zhenghua Information Technology Company, LLC (Note 7)	142,057	142,057	—
Hua-Xiong Information Technology Co., Ltd. (Note 7)	28,855	44,653	—
Shanghai Taihua Electronic Technology Limited (Note 5)	2,970	2,970	932,568
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	592,408

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:	Xiamen Sertec Business Technology Co., Ltd. was liquidated in June 2015. Chunghwa Investment Holding Co., Ltd. received partial proceeds from the liquidation in July 2015.

Note 5:	Shanghai Taihua Electronic Technology Limited was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	Based on “Principle of investment or Technical Cooperation in Mainland China”, Chunghwa and SENAO are not subjective to the limited amount due to the operating headquarters documents issued by Industrial Development Bureau.

Note 8:	The English name is the same as the above entity; however the Chinese name included in the respective Articles of Incorporations is different from the above entity.

(Concluded)